
07004350

UNITEDSTATES
SANDEXCHANGECOMMISSION
Vashington, D.C. 20549

BB 3/15

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00



SEC
RECEIVED
FEB 2 8 2007
WASH, D.C.
202
PROCESSING
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Tama Street
(No. and Street)

Marion	Iowa	52302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas J. Berthel (319) 447-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

221 3rd Ave. SE, Ste 300	Cedar Rapids	Iowa	52401
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Thomas J. Berthel**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Berthel Fisher & Company Financial Services, Inc.**, as of **December 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title



MICHELLE R. HARTZELL
COMMISSION NO. 163625
MY COMMISSION EXPIRES
NOTARIAL SEAL
IOWA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berthel Fisher & Company Financial Services, Inc.

(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Financial Report

December 31, 2006

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholders
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

We have audited the accompanying statement of financial condition of Berthel Fisher & Company Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Berthel Fisher & Company, as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berthel Fisher & Company Financial Services, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen LLP

McGLADREY & PULLEN LLP

Cedar Rapids, Iowa
February 27, 2007

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Statement Of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	7,259,343
Deposit with correspondent broker		103,741
Due from correspondent broker		753,692
Other commissions receivable		520,339
Other receivables		175,680
Due from affiliates (Note 2)		1,173,403
Investments in securities:		
Marketable, at market value		3,820
Not readily marketable, at estimated fair value, cost of $1,306,332 (Note 3)		286,696
Notes receivable, less allowance for doubtful accounts of $145,435 (Note 4)		270,898
Property and equipment (Note 6)		305,132
Other assets		104,677
Deferred income taxes (Note 5)		240,000
Intangibles assets, less accumulated amortization $449,625		629,475
Goodwill		3,880,029
	$	15,706,925

Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	2,031,427
Accounts payable and other accrued expenses		2,938,605
Total liabilities		4,970,032
Commitments and contingencies (Note 7)		
Stockholder's equity:		
Common stock, no par value; authorized 250,000 shares; issued and outstanding 195,069 shares		2,821,148
Series A cumulative, convertible preferred stock, authorized 50,000 shares; issued and outstanding 4,182 shares (Note 8)		300,142
Additional paid-in capital		5,077,893
Retained earnings		2,537,710
Total stockholder's equity		10,736,893
	$	15,706,925

See Notes to Financial Statements.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Statement Of Operations
Year Ended December 31, 2006

Revenues:	
Commissions (Note 12)	$ 47,127,029
Underwriting (Note 12)	122,517
Fee income (Note 12)	3,020,532
Interest and dividends	518,828
Net unrealized investment gains	71,921
Net realized investment (losses)	(124,579)
Other	1,317,904
Total revenues	52,054,152
Expenses:	
Commissions	38,561,371
Employee compensation	3,721,436
Employee benefits (Note 11)	630,282
Management fees (Note 10)	720,000
Occupancy (Note 10)	961,999
Clearing charges	952,637
Stock reporting services	163,310
Data processing	341,936
Depreciation and amortization	216,264
Other general and administrative expenses	2,540,898
Interest	37,143
Total expenses	48,847,276
Income before income taxes	3,206,876
Income tax expense (Note 5)	1,335,242
Net income	$ 1,871,634

See Notes to Financial Statements.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Statement Of Changes In Stockholder's Equity
Year Ended December 31, 2006

	Common Stock	Series A Preferred Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2005	$ 2,821,148	$ 300,142	$ 3,298,635	$ 2,513,985	$ 8,933,910
Net income	-	-	-	1,871,634	1,871,634
Contribution of certain assets acquired by Parent in settlement of prior acquisition agreement (Note 7)	-	-	1,779,258	-	1,779,258
Dividends on preferred stock	-	-	-	(17,909)	(17,909)
Dividends on common stock ($9.38 per share)	-	-	-	(1,830,000)	(1,830,000)
Balance, December 31, 2006	**$ 2,821,148**	**$ 300,142**	**$ 5,077,893**	**$ 2,537,710**	**$ 10,736,893**

See Notes to Financial Statements.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Statement Of Cash Flows
Year Ended December 31, 2006

Cash Flows from Operating Activities:		
Net income	$	1,871,634
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Change in unrealized gains on securities owned		(71,921)
Loss on sale of securities owned		123,026
Depreciation and amortization		216,264
Deferred income taxes		(61,000)
Allowance for doubtful accounts		62,878
Loss on sale of property and equipment		1,553
Change in assets and liabilities:		
Deposit with correspondent broker		(2,100)
Due from correspondent broker		70,594
Other commissions receivables		(334,380)
Notes and other receivables		(30,320)
Due from affiliates and due to affiliates		(132,727)
Investments in securities		282,181
Other assets		(19,572)
Commissions payable		557,351
Accounts payable and other accrued expenses		432,221
Net cash flows provided by operating activities		2,965,682
Cash Flows from Investing Activities:		
Purchase of property and equipment		(182,933)
Proceeds from sale of property and equipment		9,598
Issuance of notes receivable		(233,441)
Collection of notes receivable		333,664
Net cash flows (used in) investing activities		(73,112)
Cash Flows (Used In) Financing Activities:		
Dividends on common stock		(1,830,000)
Dividends on preferred stock		(17,909)
Net cash flows (used in) financing activities		(1,847,909)
Increase in cash and cash equivalents		1,044,661
Cash and Cash Equivalents:		
Beginning		6,214,682
Ending	$	7,259,343
Supplemental Disclosures of Cash Flow Information:		
Income taxes paid	$	1,198,087
Contribution of certain assets acquired by Parent in settlement of prior acquisition agreement (Note 7)		
Goodwill	$	1,779,258

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Berthel Fisher & Company Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Berthel Fisher & Company (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission, a member of the National Association of Securities Dealers, Inc. and also registered as an introducing broker with the National Futures Association. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of The Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies:

Cash and cash equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates: The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of not readily marketable securities and notes receivable, the allowance for doubtful accounts, the valuation allowance for deferred tax assets and the determination of litigation accruals.

Investments in securities: Investments in securities consist primarily of marketable equity securities. Security transactions are recorded on a trade date basis.

In accordance with accounting practices for broker-dealers, marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value, as determined by the Board of Directors. The resulting difference between cost and market is included in the statement of operations. Realized gains and losses are recognized using the specific-identification method.

Not readily marketable investments owned by the Company consist of equity securities and warrants. In determining fair value for securities not readily marketable, investments are initially stated at cost until significant subsequent events require a change in valuation. Among the factors considered by the Board of Directors in determining the fair value of investments are the cost of the investment, developments since the acquisition of the investment, the sale price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded and other factors generally pertinent to the valuation of investments. The Board of Directors, in making its evaluation, has relied on financial data of investees provided by management of the investee companies.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Notes receivable: Notes receivable are carried at the present value of the future principal payments and the related discount, if any, is accreted over the life of the note.

Goodwill: The Financial Accounting Standards Board has issued Statement No. 142, *Goodwill and Other Intangible Assets*. Under Statement No. 142, goodwill is not amortized but is subject to impairment tests performed at least annually. As of December 31, 2006, management determined there was no impairment based on its annual testing.

Intangible assets: Intangibles include customer lists amortized by the straight-line method over a nine-year period. The following is a schedule by year of estimated amortization expense:

Year ending December 31:		
2007	$	119,900
2008		119,900
2009		119,900
2010		119,900
2011		119,900
Thereafter		29,975
	$	629,475

Income taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Property and equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives. The Company uses accelerated methods in computing depreciation for income tax purposes.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Other assets: Included within other assets are capitalized interface licensing fee charges of $204,248. These charges are being amortized using the straight-line method over a period of five years. Amortization of $21,129 was incurred during 2006 and accumulated amortization totaled $173,310 as of December 31, 2006.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. Income from underwriting and fees are typically earned in accordance with the fee agreement.

Recent Accounting Pronouncements: In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." This interpretation applies to all tax positions accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 clarifies the application of SFAS No. 109 by defining the criteria that an individual tax position must meet in order for the position to be recognized within the financial statements and provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition for tax positions. This interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company is currently evaluating the impact that the adoption of this interpretation will have on its financial position, results of operation and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This Statement does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company is currently evaluating the impact that the adoption of this Statement will have on its financial position, results of operation and cash flows.

Note 2. Due from Affiliates and Due to Affiliates

The Company enters into various financing arrangements with other affiliated entities primarily for purposes of financing.

Due from affiliates, consists of the following:	
Interest receivable	$ 419,179
Other receivables	754,224
	$ 1,173,403

Note 3. Not Readily Marketable Securities

Not readily marketable securities, reported at estimated fair value, are comprised of the following as of December 31, 2006:

American Defense Systems, Inc., 277,895 shares of common stock, cost $138,948	$	138,948
Polar Molecular Holding Corporation, 995,608 shares of common stock, cost $264,018		-
Kinseth Hospitality II L.C.*, .5 units of Class A common stock		-
Technoconcepts, Inc., 50,000 shares of common stock, cost $115,225		76,400
Guardian Technologies, Inc., warrants for 321,282 shares of common stock, cost $606,489		-
Other, cost $445,670		71,348
Total	$	286,696

Note 4. Notes Receivable

Notes receivable as of December 31, 2006, consist of the following:

Uncollateralized notes receivable, 8%, interest and principal due October 2004 through May 2007	$	76,272
Uncollateralized notes receivable, 8%, interest and principal due June 2004 through May 2007		120,833
Uncollateralized notes receivable, 8%, interest and principal due March 2005 through December 2007		113,972
Various uncollateralized notes receivable due from brokers		105,256
		416,333
Less allowance for doubtful accounts		(145,435)
	$	270,898

Note 5. Income Taxes

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax expense for the year ended December 31, 2006 are summarized as follows:

Current	$	1,396,242
Deferred		(61,000)
Income tax expense	$	1,335,242

The provision for income taxes for the year ended December 31, 2006 is greater than the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes due to the following items:

Computed expected amount	$	1,090,338
Nondeductible expenses		180,989
State income taxes, net of federal tax benefit		115,938
Other		(52,023)
	$	1,335,242

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for the allowance for doubtful accounts, accrued expenses and amortization of intangibles. The deferred income tax assets (liabilities) consist of the following:

Gross deferred income tax assets	$	322,000
Gross deferred income tax liabilities		(82,000)
Net deferred income tax asset	$	240,000

During the year ended December 31, 2006, the Company did not record a valuation allowance on the deferred tax assets as management believes the full amount will ultimately be realized.

Note 6. Property and Equipment

Property and equipment as of December 31, 2006, consists of the following:

Furniture and fixtures	$	372,722
Leasehold improvements		69,323
Accumulated depreciation		(136,913)
Property and equipment, net	$	305,132

Note 7. Commitments and Contingencies

The Company leases office facilities and certain equipment under various noncancellable month-to-month operating leases. Lease expense of $540,248 was incurred during the year ended December 31, 2006.

The Company is involved in various pending or threatened legal proceedings arising from the normal course of its business operations. Management of the Company, after consultation with counsel and a review of available facts, believes the resolution of these various proceedings will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

In September 2004, a complaint was filed against the Parent alleging accounting and recovery of preferential and fraudulent transfers with respect to the purchase of certain assets by the Parent. In addition, in December 2004, a motion for declaratory judgment and related relief was filed in order to compel the Parent to deliver certain payments, stock and warrants pursuant to the asset purchase agreement. This motion was denied by the bankruptcy court in its entirety in July 2005. In August 2005, a second complaint, seeking an unspecified amount of damages, was filed against the Parent, which was based on the same facts and circumstances as the original complaint, but asserts different legal theories for recovery under the Bankruptcy Code and Ohio state law. During the year ended December 31, 2006 the Parent entered into a settlement agreement. The settlement agreement included the resolution of contingent consideration related to the original acquisition of assets. The resulting additional consideration of $1,779,258 was pushed down to the Company as an addition to equity.

The Parent has pledged its ownership interest in the Company (195,069 shares of common stock) as collateral for a note payable for $1,000,000 due on August 30, 2008.

Note 8. Series A Cumulative, Convertible Preferred Stock

The Board of Directors has authorized 50,000 shares of Series A cumulative, convertible preferred stock. The preferred stock has preference in liquidation over the common stockholder. The shares earn a cumulative annual dividend of $.06 per share. The dividends are payable from net profits of the Company and will be paid before any dividends are paid to the common stockholder. Unpaid dividends will accrue in arrears and become a liability of the Company if net profits are insufficient to pay the stockholder. The Series A stockholder may convert each of its shares of preferred stock into one share of common stock of the Company, as subject to adjustment, from time to time, in accordance with the agreement. The Company, by resolution of the Board of Directors, at any time, may redeem any outstanding preferred shares by paying the stockholder the consideration originally given plus all accrued and unpaid dividends.

Note 9. Net Capital Requirements

The Company is subject to The SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2006, the Company had net capital of $3,613,271, which was $3,291,574 in excess of its required net capital of $321,697. The Company's net capital ratio was 1.34 to 1.

Note 10. Related Party Transactions

The Company enters into various transactions and arrangements with its Parent and affiliated companies.

The Company has a discretionary, month-to-month agreement with its Parent in which the Company's Parent provided management services at a monthly rate of $60,000 for the year ended December 31, 2006.

During the year ended December 31, 2006, the Company paid $381,427 to Berthel Fisher & Company Management Corp. (a wholly owned subsidiary of the Parent) for the use of office facilities. The Company's rental obligation is month to month.

Note 11. Profit Sharing Plan

Substantially all employees are covered by the Company's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). Under the terms of the plan, each participant may elect to defer compensation from 2% to 20%. The employee contribution will be matched by an employer contribution of 100% of the first 4% of the employee contribution. The employee contributions to the plan are fully vested and employer contributions vest over five years. The Company's contributions for the year ended December 31, 2006 aggregated $115,147.

Note 12. Financial Instruments

Off-balance-sheet risk and concentration of credit risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers, in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash accounts in two commercial banks. The amount on deposit at December 31, 2006 exceeded the insurance limits of the Federal Deposit Insurance Corporation by approximately $2,241,510.

Fair value considerations:

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Investments in marketable securities are valued using quoted market prices. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Schedule I. Computation Of Net Capital Under Rule 15c3-1
December 31, 2006

Computation of net capital:		
Total stockholder's equity	$	10,736,893
Total nonallowable assets and other charges:		
Petty cash		300
Other receivables		50,060
Due from affiliates		1,173,403
Investments in securities not readily marketable		286,696
Notes receivable		270,898
Property and equipment		305,132
Other assets		104,677
Deferred income taxes		240,000
Non-allowable commissions receivable		8,841
Intangible assets		629,475
Goodwill		3,880,029
Insurance deductible		13,842
Fee-based commissions		13,270
Other deductions		18,777
Net capital before haircuts on securities positions		3,741,493
Haircuts on securities positions		128,222
Undue concentration		-
Net capital	$	3,613,271
Computation of aggregate indebtedness:		
Items from statement of financial condition:		
Commissions payable	$	2,031,427
Accounts payable and other accrued expenses		2,938,605
Payroll advances included in commissions payable		(125,620)
Other adjustments to aggregate indebtedness		(37,727)
Assets with credit balances/liabilities with debit balances		18,777
Total aggregate indebtedness	$	4,825,462
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $100,000	$	321,697
Excess net capital, net capital less net capital requirement	$	3,291,574
Percentage of aggregate indebtedness to net capital		134%

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2006.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2006

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary Of Berthel Fisher & Company)

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2006

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors and Stockholders
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

In planning and performing our audit of the financial statements and supplemental schedules of Berthel Fisher & Company Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer accounts, we did not review the practices and procedures followed by the Company in any of the following:

(1) The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
(2) The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and/or regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and futures commission merchants/introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen LLP

MCGLADREY & PULLEN LLP

Cedar Rapids, Iowa
February 27, 2007

END